UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE 13D

                        (RULE 13d-101)
Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

          Under the Securities Exchange Act of 1934
                     (Amendment No.     )*


           Under the Securities Exchange Act of 1934

                        ENTRX CORPORATION
                        (Name of Issuer)

                  Common Stock, $.10 par value
                 (Title of Class of Securities)

                           591142194
                        (CUSIP Number)

                         Grant S. Kesler
        3739 Brighton Point Drive, Salt Lake City, UT  84121
                    Telephone:  801-943-8981

                       With a copy to:
                    Bruce H. Haglund, Esq.
                  Gibson, Haglund & Paulsen
                   2 Park Plaza, Suite 450
                      Irvine, CA  92614
                   Phone: (949) 733-1101
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                      January 1, 2002
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SS240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

        Grant S. Kesler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	[     ]
	(b)	[     ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

        PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)     [     ]

6.	Citizenship or Place of Organization

        United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

7.	Sole Voting Power

	764,335

8.	Shared Voting Power

      -0-

9.	Sole Dispositive Power

	764,335

10.	Shared Dispositive Power

      -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	764,335

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)   [     ]

13.	Percent of Class Represented by Amount in Row (11)

	8.9%

14.	Type of Reporting Person (See Instructions)

      IN

Item 1.  Security and Issuer

This statement relates to the common stock, $.10 par value (the "Common Stock"), of Entrx Corporation, a Delaware corporation ("Entrx"). The address of Entrx Corporation's principal executive offices is 800 Nicollet Mall, Suite 2690, Minneapolis, MN 55402.

Item 2.  Identity and Background

This Schedule 13D is being filed by Grant S. Kesler. Mr. Kesler's residence address is 3739 Brighton Point Drive, Salt Lake City, Utah 84121. Mr. Kesler is a private investor.

During the last five years, Mr. Kesler has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Kesler is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

All shares beneficially owned by Mr. Kesler were acquired with personal funds.

Item 4. Purpose of Transaction

The shares of Common Stock of Entrx subject to this Statement are held by Mr. Kesler solely for investment purposes.

Although Mr. Kesler has not formulated any definitive plans, he may from time to time acquire, or dispose of, Common Stock and/or other securities of Entrx if and when he deems it appropriate. Mr. Kesler may formulate other purposes, plans or proposals relating to any of such securities of Entrx to the extent deemed advisable in light of market conditions, investment policies and other factors. Mr. Kesler was Chief Executive Officer and a member of the Board of Directors of Entrx from 1991 to February 2002. In February 2002, the Board of Directors authorized the issuance of 140,000 shares of the Common Stock of Entrx to Mr. Kesler pursuant to the terms of a two-year consulting agreement. At the time of his resignation as Chief Executive Officer and a member of the Board of Directors of Entrx, Mr. Kesler held options to purchase 620,000 shares of Entrx at prices ranging from $2.00 to $3.00 per share. Except as indicated in this Statement, Mr. Kesler has no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a)through(j)of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

a.- b.       Mr. Kesler owns 144,335 shares of Entrx and holds currently exercisable options to purchase 620,000 shares of Entrx at prices ranging from $2.00 to $3.00 per share, for total beneficial ownership of 764,335 shares of Entrx's Common Stock. As of November 5, 2004, 7,644,215 shares of Entrx's Common Stock were issued and outstanding. Including options to purchase the 620,000 shares, Mr. Kesler owns 8.9% of the outstanding shares of Entrx.

c.             Not applicable.

d.             Not applicable.

e.             Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Kesler does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Entrx, including but not limited to transfer or voting of securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the given or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 17, 2004

	/s/ Grant S. Kesler
        -------------------
	Signature

	Grant S. Kesler
        -------------------
	Name/Title